Exhibit 1

                        Longleaf Partners Small-Cap Fund
                    c/o Southeastern Asset Management, Inc.
                         6410 Poplar Avenue, Suite 900
                               Memphis, TN 38119

             An Open Letter to Shareholders of The MONY Group Inc.
                     From Longleaf Partners Small-Cap Fund

February 4, 2004

Dear Fellow Shareholder:

                  Longleaf Partners Small-Cap Fund ("Longleaf") is one of the largest shareholders of The MONY Group Inc. -- owning 2,089,600 shares or approximately 4.1% of MONY's outstanding stock. As co-portfolio managers and significant shareholders of Longleaf, whose investment in MONY is worth more than $65 million, our personal and professional interests are aligned with yours, and we, along with a number of other major shareholders, believe MONY is worth significantly more than AXA's $31 per share bid.

                  If you are long-term investors as we are, we ask you to join us in voting "AGAINST" AXA's attempt to acquire MONY at what we believe to be a grossly inadequate price. If your time horizon is a short one, however, you may desire to sell at market prices over the bid price, because repelling the AXA transaction could lead to a short-term price drop. Over the long-term, we believe a better management team can build and unlock the intrinsic value of MONY, and that shareholders should ultimately receive far more than $31 per share.

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LONGLEAF URGES ALL MONY SHAREHOLDERS TO PROTECT THEIR INVESTMENT BY VOTING
"AGAINST" THE PROPOSED MERGER WITH AXA. EVEN IF YOU HAVE PREVIOUSLY VOTED IN FAVOR OF THE PROPOSED MERGER, YOU HAVE EVERY LEGAL RIGHT TO CHANGE YOUR VOTE AND THERE IS STILL TIME TO DO SO. PLEASE SEE "IMPORTANT RECENT DEVELOPMENTS" ON THE BACK PAGE OF THIS LETTER FOR INFORMATION ON HOW YOU CAN CHANGE YOUR VOTE.

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                  There are many good reasons to vote your MONY shares against the AXA merger. Here are just a few:

MONY's senior executives stand to receive more than $90,000,000 as a result of the merger - or more than 6% of the total value being paid to shareholders, which is multiples higher than other deals we have analyzed in the industry. Because management's interests are in conflict with the public shareholders, it is not surprising to us that they are so vigorously supporting the deal and talking down the value of the company.

The $31 per share price reflects only 72% of MONY's $41.68 GAAP book value as of September 30, 2003. MONY's own financial advisor found that the median price paid to shareholders in similar transactions in the life insurance industry over the last 5 years was 170% of book value.

These same financial advisors try to justify the $31 price using a multiple of net earnings, which are incredibly low in relation to invested capital. Such horrible returns on equity (ROE's) are an indictment of management, not a reason to accept a bad offer.

MONY's shareholders deserve to receive a premium to book value, in our opinion. Our reasons include:

         a) The brand name is certainly valuable, but is carried in book value at zero;

         b) The distribution force is also certainly valuable, but is carried in book value at zero. When announcing the proposed acquisition of MONY, AXA's CEO Kip Condron spoke extensively about the value of MONY's distribution network, stating that "the transaction will increase our retail insurance and annuity distribution reach by almost 25%." We believe AXA is effectively getting what they consider a very valuable asset--MONY's distribution network--for free;

         c) The closed block of insurance policies (set aside upon demutualization) is carried within book value at negative $21.93 per share, yet produced $34 million of operating income and $67 million of operating cash flow in the first nine months of 2003, implying a POSITIVE net present value for the closed block (consistent with protecting those policy holders). If the closed block were worth zero, our assessment is that book value would be over $60 per share; and

         d) MONY's management has argued that deferred policy acquisition costs
         (DPAC), an asset carried in book value that is indicative of future value to be realized from existing policies, has minimal value. Yet we and MONY's own certified GAAP financial statements assign DPAC a much higher value. In other words, GAAP book value which MONY has certified in its own financial reports to the SEC is more accurate than management would have you believe.

Since the announcement of the transaction 4 1/2 months ago, your MONY shares have continuously traded above the $31 deal price. In other words, if the merger is approved, you would be better off selling your shares in the open market at prices above the bid.

PROTECT YOUR INVESTMENT: VOTE AGAINST THE PROPOSED MERGER

                  MONY asserts that shareholders should approve the merger because of "MONY's lack of scale, reduced fee income, poor earnings outlook and the very real threat of further ratings downgrades." We firmly believe that these management failures are not a reason to sell your company on the cheap, while management walks away with more than 90 million dollars in cash. Rather, the poor performance by MONY's top executives is the reason we believe that MONY's Board should give serious consideration to a change in senior management, and we call on the Board to pursue its fiduciary duty to obtain the most capable leaders for the company. To encourage the Board to pursue this course, we have put forth a shareholder proposal for the 2004 annual meeting asking the Board to take a hard look at replacing senior management. In support of that effort we have initiated discussions with Robert M. Devlin, a prominent, well-respected insurance company executive, with a track record for creating significant shareholder value, most recently at American General. Mr. Devlin has stated to us that he is willing to serve as the new CEO of MONY if requested to do so by the Board.

                  As for the threat of ratings downgrades, we believe that an abundance of fresh capital (for example, a rights offering) would line up for MONY if the Board were to replace current CEO Michael Roth with a CEO of the caliber of Robert Devlin. In our mind, there is no doubt that shareholder value would be enhanced if you reject the merger with AXA, and MONY remains an independent public company. MONY has a good name and a valuable franchise, and we believe that if the Board chooses the right management team, it can grow and unlock the value of our company.

                  MONY management repeatedly points out that no better offer has emerged since this "sweetheart" deal was announced. Of course, the $50 million break-up fee and management's continued campaign to attack the Company's value may have something to do with that. Also, it is our belief that no real auction for the Company was ever held. One question we have is whether other potential bidders received the same level of non-public financial information as AXA did after signing a confidentiality agreement. By MONY's own admission, most inquiries about a possible transaction never progressed beyond the first meeting.

                  The future of MONY is in your hands and you have the unique opportunity to protect the value of your investment. We urge you to preserve the opportunity to receive more than $31 for your MONY shares over the long term by voting AGAINST AXA's inadequate merger proposal. Then, encourage the Board to find the best management team to build and unlock the value of the company.



Very truly yours,

/s/ O. Mason Hawkins                        /s/ G. Staley Cates
----------------------                      ----------------------

O. Mason Hawkins                            G. Staley Cates
Co-Portfolio Manager                        Co-Portfolio Manager


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                         Important Recent Developments

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Longleaf believes that every MONY shareholder should have a full and fair opportunity to vote on the proposed AXA-MONY merger, and to change that vote at any time up to the time of the Special Meeting on February 24, 2004. For your convenience, we had intended to enclose with this letter a duplicate copy of MONY's proxy card, so you could easily change your vote if you desired to do so.

Yesterday, MONY went into court and filed a lawsuit against Longleaf, our investment advisor, Southeastern Asset Management, and another major MONY shareholder, in order to prevent us from furnishing you with a duplicate copy of MONY's own proxy card. The court granted MONY temporary relief and rather than delay this letter pending further court proceedings, we are sending this letter without a duplicate copy of MONY's proxy card.

Despite MONY's last minute lawsuit, you still have every legal right to change your vote and oppose the merger.

If you hold your shares in your name, you can revoke your prior proxy by simply advising MONY's Corporate Secretary in writing that you are revoking your proxy. If you revoke your prior proxy and do not vote again, your failure to cast a vote will have the exact same effect as a vote "AGAINST" the proposed merger. You can also tell MONY's Corporate Secretary that you want him to immediately fax to you or send you by e-mail a duplicate form of MONY's proxy card so you can vote your MONY shares in any manner you choose.

MONY's Corporate Secretary is:

           Mr. Lee M. Smith, Vice President and Corporate Secretary
           1740 Broadway
           New York, NY  10019
           Phone:  212-708-2225
           Facsimile:  212-708-2995

If your shares are held by a bank or a broker and you wish to change your vote, please contact the person responsible for your account and tell him or her that you wish to revoke your prior proxy and vote "AGAINST" the proposed merger.

Of course, if you happen to have a MONY supplied proxy card, you can also revoke your prior proxy by marking the AGAINST box on Proposal 1, and signing, dating and returning the proxy card to MONY.

Once again, as a matter of convenience for you we had intended to furnish you with a duplicate copy of MONY's proxy card, and it is unfortunate that, at present, MONY has prevented us from doing so.
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